Act: 1934
Section: 13(A)
Rule:
Public Availability: 8 NOV 2006


06062284

(DC No ACT P.C. 11-7-06

November 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Loudeye Corp.
Incoming letter dated November 7, 2006

Based on the facts presented, the Division will not object if Loudeye stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2006. In reaching this position, we note that Loudeye has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and S-8. We assume that, consistent with the representations made in your letter, Loudeye will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Carolyn Sherman
Special Counsel


RECD S.E.C.
NOV 1 0 2006
1086



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2006

Mail Stop 3010

Hunter S. Baker
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf, London E14 5DS

RE: Loudeye Corporation

Dear Mr. Baker:

In regard to your letter of November 7, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

40 BANK STREET
CANARY WHARF
LONDON E14 5DS

TEL: (020) 7519-7000
FAX: (020) 7519-7070
www.skadden.com

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Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 13(a) and Section 15(d)

November 7, 2006

VIA EMAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

Re: Loudeye Corp. (CIK 000 1064648)

Ladies and Gentlemen:

This letter replaces our letters dated October 16, 2006 and November 2, 2006. We are writing on behalf of Nokia Inc., a Delaware corporation ("Nokia") and a wholly-owned subsidiary of Nokia Corp., an SEC reporting company (CIK 0000924613), and on behalf of Loudeye Corp., a Delaware corporation ("Loudeye"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, Loudeye files a certificate on Form 15 ("Form 15"), to suspend Loudeye's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of Loudeye's duty to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, in connection with its common stock, par value $0.001 per share (the "Loudeye Common Stock"). Loudeye has filed a Form 15 on November 2, 2006 with the SEC to deregister the Loudeye Common Stock under Section 12(g) of the Exchange Act, pursuant to Rule 12g-4(a)(1)(i) thereunder.

I. Background

Nokia, Loretta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Nokia ("Loretta"), and Loudeye entered into an Agreement and Plan of Merger, dated as of August 7, 2006 (the "Merger Agreement"), which provides, among other things, that Loudeye would be merged with and into Loretta (the "Merger"). The Merger was completed and effective on October 16, 2006. As a result of the Merger, the separate corporate existence of Loretta ceased and Loudeye survived as a wholly owned subsidiary of Nokia and each share of common stock of Loretta issued and outstanding immediately prior to the Merger was converted into shares of Loudeye Common Stock.

As a result of the Merger, each share of Loudeye Common Stock issued and outstanding at the effective time of the Merger was canceled and extinguished and automatically converted into the right to receive an amount of cash equal to $4.50 per share, without interest or $0.45 per share, without interest, in the case of shareholders that did not exchange their shares in Loudeye's one-for-ten reverse stock split on May 22, 2006 (the "Merger Consideration"), upon surrender of certificates representing shares of Loudeye Common Stock. Under applicable provisions of Delaware law, Loudeye stockholders had the right to dissent from the Merger and to receive an amount equal to the Merger Consideration for Loudeye Common Stock. To date, no holders of the Loudeye Common Stock have perfected their dissenter rights of appraisal. The total cash paid to Loudeye's stockholders in exchange for their Loudeye Common Stock pursuant to the Merger Agreement was approximately $60 million.

As a result of the Merger, each stock option that was vested as of the effective time of the Merger, and that was unexpired, unexercised and outstanding immediately prior to the effective time of the Merger, was terminated, and the holder of each such option was entitled to receive an amount of cash (rounded down to the nearest whole cent) equal to the product of (i) the number of shares of Loudeye Common Stock as to which such option was vested and exercisable immediately prior to the effective time of the Merger, and (ii) the excess, if any, of the per share Merger Consideration over the exercise price of such option immediately prior to the effective time of the Merger. As of the effective time of the Merger, Loudeye's stock option plans were terminated and all rights under options offered under such plans and any provision of any other plan, program, agreement or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Loudeye or any subsidiary was cancelled. Furthermore, as a result of the Merger, the separate corporate existence of Loretta ceased and Loudeye survived as a wholly owned subsidiary of Nokia and each share of common stock of Loretta issued and outstanding immediately prior to the Merger was converted into shares of Loudeye Common Stock.

Each share of Loudeye Common Stock held by Loudeye or any direct or indirect wholly-owned subsidiary of Loudeye immediately prior to the effective time of the Merger was canceled and extinguished as a result of the Merger.

The Loudeye Common Stock was listed and traded on the Nasdaq Stock market from the date of the Company's initial public offering in March 2000. On October 16, 2006, as a result of the Merger, the Nasdaq Stock Market LLC filed a Form 25 with the SEC and removed Loudeye Common Stock from listing on the Nasdaq Capital Market in accordance with Section 12(b) of the Exchange Act, pursuant to Rule 12d2-2(b) thereunder.

Subject to the Staff's concurrence with the request set forth in this letter, Loudeye intends to file a Form 15 with the SEC to suspend its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Loudeye Common Stock.

II. Registration Statements Effective and Outstanding

Prior to the Merger, Loudeye had on file with the SEC one registration statement on Form S-1 (the "Pre-2006 Registration Statement") and five registration statements on Form S-8 (the "Pre-2006 Form S-8s"). All of these were declared effective prior to January 1, 2006, although the Pre-2006 Registration Statement and Pre-2006 Form S-8s were automatically updated during fiscal year 2006 for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended, with the filing of Loudeye's Annual Report on Form 10-K for the year ended December 31, 2005. In addition, on March 15, 2006, Loudeye filed with the SEC a registration statement on Form S-3 (Registration No. 333-132449), which was amended by an amendment no. 1 filed on April 5, 2006, to register the resale of 2,887,500 shares of Loudeye Common Stock (the "2006 Form S-3").

Pre-2006 Registration Statement

The following describes the Pre-2006 Registration Statement:

- Form S-1 filed on April 11, 2005 and amended on Form S-3/A on March 15, 2006 and April 5, 2006 (file no. 333-123978), registering the resale of 644,458 shares of Loudeye Common Stock by selling shareholders. This S-1 was declared effective in 2005. The last sales under this S-1 were in 2006.

On October 16, 2006, Loudeye filed a post-effective amendment to the Pre-2006 Registration Statement to remove from registration any unsold securities remaining under this filing, which post-effective amendment was declared effective on October 24, 2006.

Pre-2006 Form S-8s

The following describes the Pre-2006 Form S-8s:

- Form S-8 filed on June 1, 2005 (file no. 333-125421), registering 1,000,000 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2005 Incentive Award Plan, and 5,000,000 additional shares of Loudeye Common Stock in connection with annual increases under such plan. The last sales under this S-8 were in 2006.

- Form S-8 filed on December 2, 2004 (file no. 333-120944), registering 620,000 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2000 Stock Option Plan, as amended June 4, 2004, and 1,000,000 additional shares of Loudeye Common Stock in connection with annual increases under such plan. The last sales under this S-8 took place before fiscal 2006.

- Form S-8 filed on February 13, 2001 and amended by a post-effective amendment on April 10, 2001 (file no. 333-55508), registering 170,000 shares of Loudeye

Common Stock to be offered or sold under the Loudeye Corp. 2000 Employee Stock Option Plan. The last sales under this S-8 took place before fiscal 2006.

- Form S-8 filed on April 16, 2001 (file no. 333-58980), registering 170,000 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2000 Employee Stock Option Plan, as amended March 5, 2001. The last sales under this S-8 took place before fiscal 2006.

- Form S-8 filed on March 15, 2000 (file no. 333-32560), registering 286,672 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 1998 Stock Option Plan, 3,157 shares of Loudeye Common Stock to be offered or sold under the Alive.com, Inc. 1998 Stock Option Plan, 1,497,658 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2000 Stock Option Plan, 25,000 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2000 Director Stock Option Plan, and 170,000 shares of Loudeye Common Stock to be offered or sold under the Loudeye Corp. 2000 Employee Stock Purchase Plan. In addition, this Form S-8 covered (a) 150,000 additional shares of Loudeye Common Stock that became issuable under the 2000 Employee Stock Purchase Plan, and (b) 1,250,000 additional shares of Loudeye Common Stock that become issuable under the 2000 Stock Option Plan. The last sales under this S-8 took place before fiscal 2006.

On October 16, 2006, Loudeye filed post-effective amendments to the Pre-2006 Form S-8s to remove from registration any unsold securities remaining on these registration statements.

2006 Form S-3

The following describes the 2006 Form S-3:

- Form S-3 filed on March 15, 2006 (file no. 333-132449), registering the resale of 28,887,500 shares of Loudeye Common Stock by selling shareholders. This S-3 was declared effective in 2006.

The 2006 Form S-3 listed above registered secondary offerings by selling stockholders and so Loudeye cannot state with certainty the date of the last sale. On October 16, 2006, Loudeye filed a post-effective amendment to the 2006 Form S-3 to remove from registration any unsold securities remaining under this filing, which post-effective amendment was declared effective on October 24, 2006.

III. Exchange Act Reporting Obligations

Prior to the Merger Loudeye did not have any reporting obligations under the Exchange Act, other than with respect to the Loudeye Common Stock. With respect to the Section 12(b) registration of the Loudeye Common Stock, the Nasdaq Stock Market LLC filed a Form 25 with the SEC on October 16, 2006. As a result, on October 26, 2006, the Loudeye Common Stock was delisted and currently the Section 12(b) registration of the Loudeye Common Stock is suspended and Loudeye must file reports under Exchange Act Rule 12d2-2. In connection with the consummation of the Merger, on November 2, 2006, Loudeye filed a Form 15 to deregister, pursuant to Rule 12g-4(a)(1)(i) under the Exchange

Act, the Loudeye Common Stock registered under Section 12(g) of the Exchange Act. Loudeye intends to file a Form 15 with the SEC to suspend its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Loudeye Common Stock. Loudeye intends to file such Form 15 only after obtaining the relief sought by this letter, but on or before the deadline for filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

In the absence of Rule 12h-3(c), Loudeye would qualify for the suspension of reporting obligations pursuant to Rule 12h-3 under the Exchange Act. Rule l2h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) through a company's Exchange Act filings. Each of Loudeye's Pre-2006 Registration Statement and Pre-2006 Form S-8s relating to the Loudeye Common Stock that was registered under Section 12(g), because they had not been terminated and because by their terms they incorporated by reference Loudeye's subsequent Form 10-Ks, were automatically updated in fiscal year 2006 for purposes of Section 10(a)(3) when Loudeye filed its Form 10-K for the year ended December 31, 2005. Loudeye also filed the 2006 Form S-3 in March 2006 registering shares of Loudeye Common Stock as described above. Loudeye otherwise satisfies the requirements of Rule 12h-3(a) and (b), except that these filings bring Loudeye within the auspices of Rule 12h-3(c), which would prevent Loudeye from suspending its duty to file periodic reports under Section 15(d) without the relief sought in this letter.

IV. Discussion

We respectfully submit that Loudeye should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) for the following reasons: (1) Loudeye meets the requirements of Rule 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in Loudeye's situation, (3) the benefits of periodic reporting for Loudeye do not outweigh the burdens of making such filings, and (4) the SEC has frequently recognized in situations very similar to Loudeye's that a literal reading of Rule 12h-3(c) is not always justified.

Loudeye meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). Loudeye has filed all reports required by Section 13(a) and Section 15(d) of the Exchange Act for fiscal years 2003, 2004, 2005 and the interim period of 2006, including a Current Report on Form 8-K reporting the change in control pursuant to the Merger. In addition, no holders of Loudeye Common Stock pursuant to any of the registration statements described above currently remain Loudeye stockholders, because as a result of the Merger, the sole shareholder of any shares of Loudeye Common Stock is Nokia. As a result, it is clear that Loudeye meets the criteria for suspension of reporting, but for the application of Rule 12h-3(c).

The staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in Loudeye's situation for several reasons. As a result of the Merger, described in more detail above, all of Loudeye's Common Stock has been exchanged for the Merger Consideration, all of Loudeye's outstanding options have been terminated and all rights under options offered under such plans and any provision of any other plan, program, agreement or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Loudeye or any subsidiary are cancelled. As a result of the Merger, there are no longer any shares of Loudeye Common Stock outstanding (except for the shares owned by Nokia), and no options, warrants or rights to acquire Loudeye equity remain outstanding. In addition, as described above, the stock option plans have expired.

In the case of the Pre-2006 Form S-8s, with one exception, there has not been a sale by the Company or, to the Company's knowledge, any selling stockholder under the registration statements since before the beginning of fiscal 2006. In such cases, any concern about providing ongoing current information is not the same concern addressed by the proposing release. We also note that the staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See Letter to C. Michael Harrington (available January 4, 1985). Moreover, Loudeye has filed post-effective amendments to all of its 1933 Act registration statements to deregister any securities of Loudeye that remain unsold. Accordingly, no investors would be able to purchase securities pursuant to these registration statements and so the protection of Section 15(d) is no longer necessary for potential purchasers.

A further reason the Loudeye no-action relief should be granted is because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." After the Merger, no equity of Loudeye is outstanding (except for the shares owned by Nokia), and no options, warrants or rights to acquire Loudeye equity remain outstanding. In addition, as described above, the stock option plans have expired.

Finally, in several analogous cases, the staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or Section 10(a)(3) updated in under the fiscal year in question, the staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of

Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, because, following the Merger, Loudeye no longer has any publicly traded securities and Loudeye has just one shareholder (Nokia), it is contrary to the underlying policy of Rule 12h-3(c) to deny Loudeye suspension of its reporting obligations under Rule 12h-3 simply because of the automatic updating in 2006 of the Pre-2006 Registration Statement and the Pre-2006 Form S-8s and the initial effectiveness of the 2006 Form S-3.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, Loudeye files a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Loudeye Common Stock, including the suspension of Loudeye's duty to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Loudeye to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via facsimile. Any questions or comments may be directed to me at +44 (20) 7519-7000.

Sincerely,



Hunter S. Baker

CC: Lars Sjobring